Exhibit 99.1

SuperCom Reports Second Quarter 2015 Financial Results

Revenue of $7.75 million; EBITDA of $2.4 million; EBITDA Margin of 31%; Non-GAAP EPS of $0.16

Herzliya, Israel, September 16, 2015 – SuperCom (NASDAQ: SPCB), a leading provider of secure solutions for e-Government, Public Safety, HealthCare, and Finance sectors, announced today its results for the quarter and six months ended June 30, 2015.

First Six Months 2015 Financial Highlights Compared to the First Six Months of 2014

•	Revenue increased by 24% to $15.4 million compared to $12.4 million
•	GAAP operating income increased by 8% to $ 3.9 million compared to $3.6 million
•	Non-GAAP operating income increased by 20% to $5.4 million compared to $4.5 million
•	EBITDA increased by 22% to $5.5 million (36% margin) compared to $4.5 million (37% margin)
•	Non-GAAP EPS increased by 15% to $0.38 compared to $0.33

Second Quarter Financial Highlights Compared to the Second Quarter of 2014

•	Revenue increased by 10% to $7.75 million compared to $7.06 million
•	GAAP operating income was $1.3 million compared to $2.2 million
•	Non-GAAP operating income was $2.3 million compared to $2.7 million
•	EBITDA was $2.4 million (31% margin) compared to $2.7 million (39% margin)
•	Non-GAAP EPS was $0.16 compared to $0.20

“We executed according to plan in the second quarter, achieving revenue growth and strong margins while dramatically broadening our new business pipeline and solution offerings in our fast growing target markets,” commented Arie Trabelsi, SuperCom’s President and CEO. “In parallel to the complex implementation of large government e-ID contracts, we executed on a number of strategic and operational initiatives including securing more than $7 million in follow on orders from existing e-ID customers, winning a highly strategic electronic offender monitoring tender with a new European government customer and strengthening our balance sheet by raising approximately $27 million net proceeds from a successful public offering. We also recognized nearly $2 million of high-margin revenues that we expected to recognize in late June, during the first weeks of July, shortly after the quarter closed.”

“We made significant progress to strengthen and expand our e-ID and M2M businesses, while further developing our secure mobile payment offering and strengthening our market position,” Mr. Trabelsi added. “The number, quality, stage and size of opportunities in our pipeline are increasingly encouraging. Based on the number of open proposals we have around the globe in various stages and in light of our strengthened balance sheet following the successful offering, we believe we are well positioned to win additional new contracts this year.”

Mr. Trabelsi concluded, “I’m increasingly excited to see that more and more organization and governments around the world select SuperCom and its innovative secure solutions for their e-ID, M2M, and Secure Payment needs. With a growing base of recurring revenues and increasing demand for our solutions, I believe we will meet the guidance previously issued, adjusted to the increased new share count as a result of the successful public offering we completed in June.”

Results Conference Call

The Company will host a conference call today, Wednesday, September 16, 2015 at 11 a.m. ET. (8 a.m. PT / 6 p.m. IL time) to review the company's financial results and business outlook.

To participate, please call one of the following telephone numbers a few minutes before the start of the call:

US:	1-888-708-5692	at 11 am Eastern Time
Israel:	1-80-925-8350	at 6 pm Israel Time
International:	1-913-981-5507

A live and archived webcast of the call will be available on the SuperCom investor relations website at http://www.supercom.com.

About SuperCom

Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secure

Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom’s website is http://www.supercom.com

Investor Relations Contacts: Brett Maas / Rob Fink Hayden IR (646) 536.7331 / (646) 415.8972 brett@haydenir.com / rob@haydenir.com	Company Contact: Ordan Trabelsi, President Americas Tel: 1 212 675 4606 ordan@supercom.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company’s independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

SUPERCOM LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2015	2014
	Unaudited	Audited

CURRENT ASSETS
Cash and cash equivalents	32,393	4,789
Restricted bank deposits	3,043	5,195
Trade receivable, net	15,901	11,628
Deferred tax short term	3,495	3,958
Other accounts receivable and prepaid expenses	1,242	1,190
Inventories, net	1,818	1,614

Total current assets	57,892	28,374

LONG-TERM ASSETS
Severance pay funds	102	325
Deferred tax long term	134	301
Customer Contracts	4,128	4,587
Software and other IP	4,772	4,949
Goodwill	3,722	3,722
Property & equipment, net	855	616

Total Assets	71,605	42,874

CURRENT LIABILITIES
Trade payables	2,783	2,892
Employees and payroll accruals	1,668	944
Related parties	401	341
Accrued expenses and other liabilities	2,981	2,755
Advances from customers	-	2,864
Short-term liability for future earn-out	2,482	2,870

Total current liabilities	10,315	12,666

LONG-TERM LIABILITIES
Long-term liability for future earn-out	1,477	1,477
Accrued severance pay	147	425

Total long-term liabilities	1,624	1,902

SHAREHOLDERS' EQUITY:
Ordinary shares	1,100	937
Additional paid-in capital	86,259	58,210
Accumulated deficit	(27,693)	(30,841)

Total shareholders' equity	59,666	28,306

Total Liabilities and Shareholders' Equity	71,605	42,874

SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Three months Ended June 30	Three months Ended June 30
	2015	2014
	Unaudited

REVENUES	7,744	7,056
COST OF REVENUES	2,814	1,673

GROSS PROFIT	4,930	5,383

OPERATING EXPENSES:
Research and development	833	543
Selling and marketing	1,468	2,105
General and administrative	1,344	545

Total operating expenses	3,645	3,193

OPERATING INCOME	1,285	2,190
FINANCIAL EXPENSES, NET	117	75

INCOME BEFORE INCOME TAX	1,168	2,115
INCOME TAX EXPENSES	82	-

NET INCOME FOR THE PERIOD	1,086	2,115
NET EARNINGS PER SHARE:

Basic	0.08	0.16

Diluted	0.08	0.16

Weighted average number of ordinary shares used in computing basic income per share	13,980,235	13,472,973

Weighted average number of ordinary shares used in computing diluted income per share	14,164,381	13,553,224

SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Six months Ended June 30	Six months Ended June 30
	2015	2014
	Unaudited

REVENUES	15,444	12,364
COST OF REVENUES	5,116	2,696

GROSS PROFIT	10,328	9,668

OPERATING EXPENSES:
Research and development	1,510	1,802
Selling and marketing	2,869	3,222
General and administrative	2,060	1,094

Total operating expenses	6,439	6,118

OPERATING INCOME	3,889	3,550
FINANCIAL EXPENSES, NET	111	100

INCOME BEFORE INCOME TAX	3,778	3,450
INCOME TAX EXPENSES	630	-

NET INCOME FOR THE PERIOD	3,148	3,450
NET EARNINGS PER SHARE:

Basic	0.23	0.26

Diluted	0.22	0.26

Weighted average number of ordinary shares used in computing basic income per share	13,862,731	13,391,037

Weighted average number of ordinary shares used in computing diluted income per share	14,048,570	13,471,288

SUPERCOM LTD.

Reconciliation Table of GAAP to Non-GAAP figures and EBITDA to Net Income

(U.S. dollars in thousands)

	Three months ended June 30,
	2015	2014
	Unaudited	Unaudited

GAAP gross profit	4,930	5,383
Amortization of Software and IP	88	155
Stock-based compensation expenses	56	-

Non-GAAP gross profit	5,074	5,538

GAAP operating income	1,285	2,190
Amortization of Software and IP	88	155
Amortization of Customer Contracts	229	240
Stock-based compensation expenses	703	8
Expense for doubtful debt associated with old project from 2009	-	138

Non-GAAP operating income	2,305	2,731

GAAP net income	1,086	2,115
Amortization of Software and IP	88	155
Amortization of Customer Contracts	229	240
Stock-based compensation expenses	703	8
Expense for doubtful debt associated with old project from 2009	-	138
Income Tax Expenses	82	-
	2,188	2,656

Non-GAAP Basic EPS	0.16	0.20

GAAP net income for the period	1,086	2,115
Income tax Expenses	82	-
Financial expenses, net	117	75
Depreciation ,amortization and stock-based compensation expenses	1,111	418
Expense for doubtful debt associated with old project from 2009	-	138
EBITDA (*)	2,396	2,746

(*) EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization.

SUPERCOM LTD.

Reconciliation Table of GAAP to Non-GAAP figures and EBITDA to Net Income

(U.S. dollars in thousands)

	Six months ended June 30,
	2015	2014
	Unaudited	Unaudited

GAAP gross profit	10,328	9,668
Amortization of Software and IP	177	310
Stock-based compensation expenses	93	-

Non-GAAP gross profit	10,598	9,978

GAAP operating income	3,889	3,550
Amortization of Software and IP	177	310
Amortization of Customer Contracts	459	480
Stock-based compensation expenses	878	17
Expense for doubtful debt associated with old project from 2009	-	138

Non-GAAP operating income	5,403	4,495

GAAP net income	3,148	3,450
Amortization of Software and IP	177	310
Amortization of Customer Contracts	459	480
Stock-based compensation expenses	878	17
Expense for doubtful debt associated with old project from 2009	-	138
Income Tax Expenses	630	-
	5,292	4,395

Non-GAAP Basic EPS	0.38	0.33

GAAP net income for the period	3,148	3,450
Income tax Expenses	630	-
Financial expenses, net	111	100
Depreciation ,amortization and stock-based compensation expenses	1,621	834
Expense for doubtful debt associated with old project from 2009	-	138
EBITDA (*)	5,510	4,522

(*) EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization.